UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Viviano             Joseph P
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

   05/00

5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     55,498.0000    D  Direct
Common Stock                                  04/30/00    R        73.9894       A   (1)         401.5700       I  401(k) Plan
Common Stock                                                                                     23,430.0000    I  by Spouse
Common Stock                                  04/30/00    A        24.0509       A   (2)                        I  by Trusts
Common Stock                                  05/15/00    S        3,000.0000    D  $51.14380    13,576.8048    I  by Trusts (3)


Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)

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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative

                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)

------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)

These shares were acquired from January 1, 2000 through April 30, 2000 pursuant to the Hershey Foods Corporation Employee Savings, Stock Investment and Ownership Plan (ESSIOP). These shares were purchased at various intervals throughout the period. The exact price of each share at date of acquisition is not readily determinable.

(2)

These shares were acquired from January 1, 2000 through April 30, 2000 pursuant to a Hershey Foods Dividend Reinvestment Plan. These shares were purchased at various intervals throughout the period. The exact price of each share at date of acquisition is not readily determinable.

(3)

Shares held in trusts are for the benefit of the reporting person's adult children and three grandchildren. The reporting person's wife is trustee for each of the said trusts. The filing of this form does not constitute an admission that the reporting person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by the statement.


SIGNATURE OF REPORTING PERSON
/S/ Viviano,   Joseph P
DATE 06/08/00